 Filed by Firstbank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

        Subject Company: Firstbank Corporation (Commission File No. 000-14209)

Date: August 15, 2013

Explanatory Note: Beginning on or about August 15, 2013, the following letter was made available to shareholders of Firstbank Corporation.

August 15, 2013

Important Information for Firstbank Corporation Shareholders…

We were pleased to recently announce the proposed merger of Firstbank Corporation and Mercantile Bank Corporation. The new bank will be the third largest Michigan-based bank, with $2.8 billion in total assets, $2.3 billion in total deposits and 53 branches state-wide. A copy of the News Release announcing the merger is attached.

We believe this merger-of- equals will strengthen our competitive position throughout central and western Michigan, enabling us to strategically extend into the Grand Rapids market to serve a larger, more diverse client base. The combined company will have a robust offering of products and services, a more diversified loan portfolio, and greater origination capabilities.

We also believe this transaction will enhance profitability and improve shareholder value. It should immediately add to earnings, with approximately 20 percent improvement projected in 2014 and 2015.

Firstbank Corporation shareholders will have their shares re-issued in the newly-merged entity with an exchange of 1 full share in Mercantile Bank Corporation for each share of Firstbank Corporation. As you may know, Mercantile is currently a part of indices like the Russell 2000, trading under the symbol “MBWM”, and inclusion in this index should improve valuation and liquidity for our shares. We also believe that this merger creates the potential for an increased cash dividend from the new corporation in the future. Firstbank Corporation’s most recent cash dividend was $0.06 per share. Mercantile Bank Corporation’s most recent cash dividend was $0.12 per share.

We will hold a shareholders’ meeting during the fall of this year at which the board of directors will recommend approval of the merger. We anticipate receiving all shareholder and regulatory approvals for the merger before year end, and the merger process to be completed by December 31, 2013.

As a result of this pending merger, the Firstbank Corporation Dividend Reinvestment Plan is being suspended immediately. Any funds that have been received from shareholders that had not been invested in company shares as of August 14, 2013 will be returned to those shareholders in accordance with the terms of that plan.

We believe that this merger-of-equals is a terrific opportunity to create a powerhouse Michigan bank. With the combination of the very similar corporate cultures - rooted in excellent customer service and strong client relationships - and the solid management teams that are fully committed to the new enterprise, the new Mercantile bank will be an effective competitor in the current banking market, and will be well-positioned for long-term growth.

Lots of additional information will be provided in advance of the shareholder’s meeting in the fourth quarter. If you would like to be updated on the most current information, please check the investor relations section of our website at www.firstbankmi.com .

Thank you for your support and investment in Firstbank Corporation.

Sincerely,

Thomas R. Sullivan

President & Chief Executive Officer

Important Information for Investors

Communications in this letter release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration.  Mercantile will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger.   INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202.  Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction.  Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013.  Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013.  These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause Mercantile, Firstbank, or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither Mercantile nor Firstbank assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Mercantile and Firstbank, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) Mercantile and Firstbank’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “opportunity,” “potential,” “future,” “will,” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Mercantile’s and Firstbank’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.  Although Mercantile and Firstbank have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of shareholders and government approvals, or if any conditions to closing are not satisfied. There is no assurance that the due diligence process would identify all risks associated with the transaction.  Additional information concerning risks is contained in Mercantile’s and Firstbank’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings.